SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2022

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

José Izidoro Biazetto, 158
81200-240 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date November 22, 2022

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

COPEL DAY

11.22.2022



2030 VISION

COPEL
Pura Energia

DISCLAIMER

Any statements made during this event involving Copel's business outlook or financial and operating forecasts and targets constitute the beliefs and assumptions of the Company's Management, and the information currently available.

Forward-looking statements are not guarantees of performance and involve risks, uncertainties and assumptions, given that they refer to future events, and thus are dependent on circumstances that may or may not occur.

The general economic conditions, industry conditions and other operating factors could come to affect the future performance of Copel and lead to results that are materially different from those expressed in said forward-looking statements.



WELCOME TO

2030

COPEL

2030 VISION

DANIEL SLAVIERO

PRESIDENT OF COPEL

NOVEMBER 2022


VISION
2030

To be one of the largest integrated electric power groups in Brazil

- Relevant in the 4 business (Generation, Transmission, Distribution and Commercialization)
- People as a competitive differentiator
- Focus on customer experience

STRATEGIC JOURNEY

COPEL DAY

PILLARS
2030

1. ESG: Decarbonization of the current portfolio - focus on renewables
2. Integration with scale across businesses
3. Discipline in capital allocation

STRATEGIC OBJECTIVES

- 100% renewable generation portfolio: > 2GW additional
- Transmission with +2,000 Km, exploring synergy with Generation and Distribution
- Among the largest national DISCO, RRB growth in Paraná + Opportunities in new concession areas
- Distributed Generation as a defense and consolidation strategy in the sector
- Remain among the largest in the Free Market, with a focus on increasing profitability
- Recognized by customers for its innovative and digital service offering

Note: Future considerations are not performance guarantees, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operating factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

COPEL DAY

2030 Vision

COPEL + ENERGY

Among the **largest integrated electric power companies** in Brazil by market value

- **Integrated** and relevant in the 4 business (G, T, D and C)
- **People** as a competitive differentiator
- Value: Focus on **customer experience**

Fundamentals and pillars

DECARBONIZATION (ESG)

Decarbonize the current portfolio and accelerate positioning in renewables and energy transition avenues

INTEGRATION WITH SCALE

Seek greater integration between the businesses, pragmatically managing regulatory limits and boundaries and competitive advantages to scale projects and technologies

CAPITAL DISCIPLINE

Search for returns compatible with the risks of the Company's projects, portfolios, investments and strategic options

2030 Strategic goals

- 100% renewable generation portfolio: > 2GW additional
- Transmission growth, exploring synergy with Generation and Distribution
- Among the largest national DISCO, RRB growth + opportunities to add new concession areas
- Distributed Generation as an opportunity to consolidate the sector
- Mercado Livre among the largest and focused on profitability and value creation
- Recognized by customers for its innovative and digital service offering

Note: Future considerations are not performance guarantees, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operating factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

STRATEGIC JOURNEY

COPEL DAY

11.22.2022



2030 VISION

COPEL
Pura Energia

CASSIO SANTANA DA SILVA
DIRECTOR OF BUSINESS DEVELOPMENT
NOVEMBER 2022

AGENDA

- DECARBONIZATION / DINVESTMENT
- CAPITAL ALLOCATION
- INNOVATION

DECARBONIZATION / DINVESTMENT

UEGA – 484.15 MW

In addition to the DECARBONIZATION guideline:

- Gas-fired thermoelectric plant operating in the “Merchant” modality
- Concession expires in 2029, with the possibility of renewal
- Major inspection held in 2022
- Petrobras is divesting its minority stake
- Players with access to natural gas have a strategic interest in the asset, with value creation, part of which can be captured by Copel



TPP Araucária (81.2% Copel)

DECARBONIZATION / DINVESTMENT

Compagas

In addition to the DECARBONIZATION guideline:

- Focus on the electricity core business
- Renewal process for another 30 years (until 2054)
- The renewal of the concession is in progress in the governance of Compagas and Copel
- Main indicators of the Feb/22 Public Hearing:
  - Price Cap Model
  - Grant of BRL 508 Million
  - Internalization in the 10 mesoregions of the State
  - WACC of 9.12%



COMPAGAS

(51% Copel)

DINVESTMENT

HPP Foz do Areia – 1,676 MW



To obtain the RENEWAL OF THE CONCESSION:

- Draft of new concession agreement approved, for an additional 30 years
- The Grant Bonus was defined at BRL 1.83 billion, WACC 8.27% and Future Energy Price of BRL 177.56
- Auction for divestment of shareholding control (50.1%) scheduled for the last quarter of 2023
- Great attractiveness for strategic, financial and self-producing players, engaged advisors.

CAPITAL ALLOCATION
Investment Policy

- Objective criteria (source / location / size / corporate structure)
- Capture of Synergies (Vilas and Aventura/SRMN Projects)
- Discipline in Execution (Jandaíra and Bela Vista Projects)
- Partnerships: Complementary Investment Thesis

Asset	Font	Font	Font	Type	Energy	Location	Size
Transmission	Hydroeletric	Photovoltaic	Wind Power Plants	Brownfield	Projects with PPA	Rio Grande do Norte	< than 150 MW
							> than 150 MW
						Other states	< than 150 MW
							> than 150 MW
				Greenfield	Projects with PPA	Rio Grande do Norte	< than 150MW
							> than 150 MW
						Other states	< than 150 MW
							> than 150 MW
					Projects without PPA	Rio Grande do Norte	< than 150 MW - conditioned to PPA
							> than 150 MW - conditioned to PPA
						Other states	< than 150 MW conditioned to PPA
							> than 150 MW conditioned to PPA

CAPITAL ALLOCATION

EXPANSION AVENUES

COPEL

Pura Energia



ASSETS



SERVICES


copel volt
UMA NOVA JORNADA PARA A SUA IDEIA.

INNOVATION

CAPITAL ALLOCATION

ASSETS



G - Add 2GW to the portfolio and have the portfolio 100% renewable

T - Add 2,000 km of Transmission Lines

D - Grow through new concession areas and Consolidate base in Paraná

Note: Forward-looking statements are not performance guarantees, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operating factors could affect Copel's future performance and could lead to results that differ materially from those expressed in such forward-looking statements.

CAPITAL ALLOCATION
SERVICES



- Aggregate EBITDA from B2C Services
- Self-production - Leasing and equivalence modalities
- Implement a performance model in Energy Efficiency / Energy Management
- Distributed Generation - 2030 Vision between 350 to 500 MW - Aware of consolidation movements



Own project development track in Paraná (100% Copel) and project acquisitions (100% Copel)



Operations outside Paraná with partners (49% minority interest with 100% payment option)

Note: Forward-looking statements are not performance guarantees, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operating factors could affect Copel's future performance and could lead to results that differ materially from those expressed in such forward-looking statements.

INNOVATION

INNOVATION TEST


CLIENTES
SOLUÇÕES DIGITAIS
HABILITADORES DE TECNOLOGIA
ECOSSISTEMA
copel volt
NEW JOURNEY
UMA NOVA JORNADA PARA A SUA IDEIA.
INSCRIÇÕES ABERTAS

We invest in innovation to materialize our vision in an Energytechs Platform, focusing on digital solutions, sustainably impacting our customers, reinforcing our leading role within the energy sector.

INNOVATION TEST

COPEL DAY

Copel Ventures

Renewable Energy

Energy as a Service

Asset Manageme nt

Smart Grid / Cities

Innovative Processes

Early Stage

Monocotist	Strategic and Financial	BRL 150 Million	BRL 2 to 10 Million per round

OUR BUSINESS:
OPERATIONAL EXCELLENCE

COPEL DAY

11.22.2022



2030 VISION

COPEL

MOACIR BERTOL
COPEL GERAÇÃO E TRANSMISSÃO – GENERAL DIRECTOR
NOVEMBER 2022

AGENDA

- 100% RENEWABLE GENERATION
- ENERGY TRANSMISSION
- EFFICIENCY IN GENERATION AND TRANSMISSION
- EFFICIENCY KPI'S
- PORTFOLIO STRATEGY
- ANALYSIS OF THE SECTOR ENVIRONMENT
- NEW GET OPERATIONS CENTER

100% RENEWABLE GENERATION



Hydro
Solar
Wind
Thermal
5.7 GW
+1.3 GW
7.0* GW
+2.0 GW
9.0** GW
7%
6%
2018
87%
6%
17%
2022
77%
15%
29%
2030
56%

- 2GW in renewables by 2030
- New cluster in the solar power
- Optimization of existing structure to sustain growth
- 100% Renewable Portfolio

* Considers the Acquisition of Adventure and SRMN Wind Complexes

* Considers the Disposal of 50.1% of FDA and 100% of UEGA.

ENERGY TRANSMISSION



Copel GeT
Participações
5,700 Km
+600 Km
6,300 Km
+2,000 Km
8,300 Km
2.3
2.7
2.7
2.7
2.7
3.4
3.5
3.6
3.6
3.6
2019
2020
2021
2022
2023
24...29
2030

- Grow +2,000 km in new transmission lines by 2030.
- Opportunities in Reinforcements and Improvements.
- Strategic partnerships and alliances.
- Intensify the digitization of our O&M processes.
- Commitment to efficiency!

Km of lines proportional to Copel GeT's equity interest in the project.

EFFICIENCY IN GENERATION AND TRANSMISSION - Actions

Optimization: Portfolio Strategy, O&M, Partnership

Modernization and Retrofit of critical equipment of HPP's

Reduction of 164 employees 2018-2022

Structuring the team for emergency resettlement

Robotization of processes: contracts and sector charges

EFFICIENCY KPI'S

COPEL DAY



(P+S)/ROL
17%
15%
14%
10%
2018
2019
2020
2021



PMSO/ROL
22%
19%
17%
13%
2018
2019
2020
2021

GET Consolidated

P – Personnal and management, pension and assistance plan
M – Material
S – Third-party services
O – Other operational costs and expenses (without GPS effects)

ROL – Does not consider construction revenue

PROJECT IMPLEMENTATION : Jandaíra Wind Complex



- 90.1 MW
  of installed capacity.
- 26 Wind turbines
  3.46MW Nordex/Acciona
- + 2 years earlier than the start of supply in the ACR.
- Application of the PMI Method in the GeT project office

→ Among the 10 finalists for the PMO of the Year award*

* Source: https://projectdesignmanagement.com.br/produto/premio-projetopmo-2022/

PORTFOLIO STRATEGY



Assured Energy
2500
2000
1500
1000
500
2,764 MWm
15%
85%
201 R$/MWh
2022
2,693 MWm
15%
81%
204 R$/MWh
2023
2,631 MWm
15%
25%
60%
192 R$/MWh
2024
2,070 MWm
15%
19%
66%
189 R$/MWh
2025
2,054 MWm
15%
34%
51%
198 R$/MWh
2026
2,033 MWm
15%
39%
46%
207 R$/MWh
2027
2,017 MWm
15%
42%
43%
212 R$/MWh
2028
2,001 MWm
15%
45%
40%
225 R$/MWh
2029
2,001 MWm
15%
46%
39%
228 R$/MWh
2030
Legend:
GSF Hedge
Available Energy
Hiring Level
Pmix (ACR+ACL)
Ref: Oct 2022

Analysis of the SECTOR ENVIRONMENT

COPEL DAY

Public Hearing on the 2022 Ordinary Review of the Assured Energy of Hydroelectric Power Plants

PH indicated na average reduction of -4.5% in the assured energy of GBM, GNB, GJR, GPS and Mauá plants

On the other hand, we estimate an offset of the GSF effects on the MRE of 1.9%

Approved the methodology for enhancing the locational signal at TUST and TUSDg

Uncertainty in the definition of the locational sign with approval of PL 365/2022

Estimated cost reduction of -14% by 2030 in the consolidated result

Review of the methodology for payment of RBSE financial installments

Under evaluation by ANEEL:

- So far, there has been no judgment on the merits of Abiape's request

- So far, there has been no judgment by the TCU to adjust the PRT 120

NEW GENERATION AND TRANSMISSION OPERATIONS CENTER - COGT





With the modern facilities and implementation of the new digital system, it will be possible to integrate the Generation and Transmission teams and optimize the operation in all the states where we operate

OUR BUSINESS:
OPERATIONAL EXCELLENCE

COPEL DAY

11.22.2022



2030
VISION

COPEL
Pura Energia

MAXIMILIANO ORFALI
COPEL DISTRIBUIÇÃO - GENERAL DIRECTOR
NOVEMBER 2022

Why Invest in Paraná?


GDP
14.72%
11.05%
Paraná
Brasil
4th LARGEST
ECONOMY IN BRAZIL
2009
2010
2013
2016
2017
2018
2019
2020


Grid Market
15.0%
9.8%
Copel
Brazil
2016
2017
2018
2019
2020
2021
SET/22


4,,479,000
>5,000,000
Customers
2016
2017
2018
2019
2020
2021
2022

Why Invest in Paraná?

COPEL DAY

SMALLEST IN HISTORY

Corporate Default



1.81%
1.61%
1.52%
1.44%
1.20%
1.37%
1.34%
2015
2016
2017
2018
2019
2020
2021
2022

Non-Technical Losses



55%
45%
35%
25%
15%
5%
-5%
4.58%
D30
D29
D28
D27
D26
D25
D24
D23
D22
D21
D20
D19
D18
D17
D16
D15
D14
D13
D12
D11
D10
D9
D8
D7
D6
D5
D4
Copel
D2
D1

Source: Aneel 2021

Net Regulatory Remuneration Basis

COPEL DAY



R$ 4.9 bi
60.3%
8.4 bi
57.3%
2016
2021
Net Basis
% of Basis depreciation

2nd Lowest Tariff

*From the current regulation

Investiment

R$ million



663
514
592
785
1025
1278
1635
2016
2017
2018
2019
2020
2021
2022

Note: Does not consider appropriation of labor and others. Future considerations are not performance guarantees, they involve risks, uncertainties and assumptions, as they refer to future events and, therefore, depend on circumstances that may or may not occur. General economic conditions, industry conditions and other operating factors may affect Copel's future performance and may lead to results that differ materially from those expressed in such forward-looking statements.

COPEL DAY

Programa transformAÇÃO

PARANÁ TRIFÁSICO

REDE ELÉTRICA INTELIGENTE

Confiabilidade TOTAL

TRANSFORMAÇÃO cultural DIS



PARANÁ TRIFÁSICO
BRL 2.8 billion
25,000 km
2025
2024
20,000 km
15,000 km
2023
2022
10,000 km
6,515 km
2021
2020
2,807 km
• Renovation of Depreciated Grid
• Protected Cables
• New Path
• + Power Quality
• O&M reduction

REDE ELÉTRICA INTELIGENTE

- ✓ Largest Project in Brazil
- ✓ 1,610,000 customers
- ✓ BRL 820 milllions
- ✓ O&M reduction


PHASE 3
PHASE 1
PHASE 2




Phase 1
2020 AUG
Phase 2
2022 AUG
462,000
2023 APR
Phase 3
2023 JUN
511,000 (BRL 408/point)
2025 FEB
637,000
2025 DEC

Digitalization


MAR 23
MAI 23
JUL 23
SET 23
ABR 24
JAN 25
OUT 25
GRID MANAGEMENT
ADMS
ROBOTIZATION
RPA
METERING MANAGEMENT
MDM
TEAM MANAGEMENT
WFM
Workforce Management
ASSET MANAGEMENT
AIP
EAM
APM
CUSTOMER RELATIONSHIP
BILLING

Drone

2ª largest fleet of Brazil - 119

- Inspection
- Oversight
- Inventory
- Field survey
- Cable Laying

PRODUTIVICTY


COPEL





Source: ANAC - Agência Nacional de Aviação Civil

DEC & FEC Evolution


DEC
13.65
10.8
10.46
10.31
9.11
7.83
7.22
-52%
2015
2016
2017
2018
2019
2020
2021


FEC
8.5
7.2
6.83
6.22
6.02
5.61
4.83
-56%
2015
2016
2017
2018
2019
2020
2021

PMSO/Customer



-36%
2016
2017
2018
2019
2020
2021
SET/22

Ebitda* Efficiency



AGO/19
6ª BEST
21.1%
4Q14
4Q21
-86.2%

Nota: Consider Adjusted Ebitda

Ebitda* Efficiency


AGO/19
21.1%
12.4%
4Q14
4Q21
3Q22
-86.2%
Best quarter in history 530 mi

Nota: Consider Adjusted Ebitda

Acknowledgments



Best Distributor in Brazil 2021


PRÊMIO ANEEL
DE OUVIDORIA

Ombudsman

1º (2019 and 2020)
2º (2021 and 2022)



Management Quality

1º (2022)
2º (2018, 2019 and 2021)



Customer Satisfaction

8 times in 10 years



Iberoamericano

Management Quality 2020

COPEL
Distribuição

A MELHOR E MAIS MODERNA DISTRIBUIDORA DO BRASIL

VISÃO 2030
COPEL DAY

COPEL
Pura Energia

CUSTOMER EXPERIENCE AND SYNERGIES

COPEL DAY

11.22.2022



2030 VISION

COPEL Pura Energia

FILLIPE SOARES
COPEL MERCADO LIVRE - GENERAL DIRECTOR
NOVEMBER 2022

MARKET OPENING

COPEL DAY

1995
Creation of the Free Market

1999
1st free market contract with Copel's energy

2022
Customers with demand above 1000 kW

- **30 thousand customers** in the free market
- **38%** of national consumption

2024
Group A customers (high voltage)

- **106 mil** units able to migrate
- **48%** is the estimate of the potential free market

2026
Infralegal proposal for the opening of the low voltage market

SOURCES:
106 thousand new customers units should migrate to the free market.
Source: https://www.gov.br/mme/pt-br/assuntos/noticias/portaria-do-mme-permite-que-consumidores-tenham-liberdade-de-escolha-e-melhores-precos

Too many numbers: source:ABRACEEL by https://diariodocomercio.com.br/economia/governo-amplia-acesso-ao-mercado-livre-para-mais-100-mil-consumidores/

DRAFT LAW 414/2021

1. Market opening
2. Ballast/energy separation
3. Pricing by offer
4. Rates and charges

SINGLE ENTRY DOOR FOCUS ON THE CUSTOMER EXPERIENCE


Carbon Credits and Certificates I-REC
Renewable energy
CUSTOMER
+ participative
+ digital
Digital Platforms
Services and Solutions
Customized Flexible Products

ESG AND PEOPLE

COPEL DAY

11.22.2022



2030 VISION

COPEL
Pura Energia

VICENTE LOIÁCONO NETO
DIRECTOR OF GOVERNANCE, RISK AND COMPLIANCE

ANA LETICIA FELLER
DIRECTOR OF BUSINESS MANAGEMENT

ESG JOURNEY AT COPEL

2017

Creation of the Governance, Risk and Compliance Office

2018

- Installation of Eletrovia
- Complaint Channel

2019

- Best Governance among State-Owned Companies

2020

- **Pro-Ethics Seal**
- **Concept B - CDP**
- **Human Rights Policy**

2021

- **Neutrality Plan**
- **Migration to Level 2**
- **Creation of Committees - CDS, CDM and CII**
- Minorities on the board (2 to 3)

2022

- Update of the Code of Conduct
- **Decarbonization (100% renewable energy generation)**
- **Adherence to the 100% Transparency Movement - UN Global Compact**

Prioritized SDGs

4 QUALITY EDUCATION | 7 AFFORDABLE AND CLEAN ENERGY | 8 DECENT WORK AND ECONOMIC GROWTH | 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE | 13 CLIMATE ACTION | 11 SUSTAINABLE CITIES AND COMMUNITIES

ESG at Copel

The ESG theme is one of the pillars of Copel's culture, being decisive in our strategic reference

Goal to neutralize direct emissions by 2030

Established the Carbon Neutrality Plan based on 4 Pillars

Setting goals + **Decarbonization** + **Alternatives to Compensation + Opportunities (I-REC)** + **Neutrality embedded in the strategy**

COPEL 2030
100% RENEWABLE

COMMITMENTS

- THERMAL ELECTRIC DIVESTMENT: UEGA
- LEVERAGE GROWTH: + SOLAR / WIND POWER
- SUSTAINABLE OPERATION: ELECTRICATION OF THE VEHICLE FLEET
- ZERO EMISSIONS IN 2030: RESIDUAL OFFSET


COPEL

ELETRICAL FLEET
Innovation and Mobility

COPEL DAY

Light electric vehicles gradually introduced into the fleet


15%
30%
50%
2025
2027
2030

SUSTAINABLE FACILITIES
Zero and offset emissions

COPEL DAY

Headquarters and 6 administrative centers with WELL Certification by 2030

WELL Certification is based on monitoring the impacts of buildings on the health and well-being of employees

Air

Water

Food

Light

Health

Well-being

Mind

Aligned with the low carbon economy

Energy consumed in branches, administrative buildings and operational units (SE, plants) generated and offset by Copel - solar energy by 2030

Copel Distribuição's solar power generation farm

Solar panels in the reservoirs of hydroelectric plants

30% OF THE BONUS LINKED TO ESG GOALS

COPEL DAY

10%
Neutrality plan + sustainability performance (CSA/DJ Assessment)

10%
Internal Controls Indicator

10%
Occupational Health and Safety Indicator







ZERO fatal accidents with own workforce and third parties

PRIORITIZATION OF SDGs AT COPEL

2000

Pioneer in the electricity sector as a signatory of the Global Compact

2018

Prioritization of the Electricity Sector SDGs



OBJETIVOS
DE DESENVOLVIMENTO
SUSTENTÁVEL
13 AÇÃO CONTRA A MUDANÇA GLOBAL DO CLIMA
11 CIDADES E COMUNIDADES SUSTENTÁVEIS
9 INDÚSTRIA, INOVAÇÃO E INFRAESTRUTURA
8 TRABALHO DECENTE E CRESCIMENTO ECONÔMICO
7 ENERGIA LIMPA E ACESSÍVEL

PRIORITIZATION OF SDGs AT COPEL

Ensuring inclusive and equitable education

Support Projects | University education

- Technological Update of Laboratories
- Scholarships for quota holders - feder... state
- Internship vacancies at Copel

Study Projects

- Climate change
- Biodiversity
- Diversity, etc.



OBJETIVOS DE DESENVOLVIMENTO SUSTENTÁVEL
4 EDUCAÇÃO DE QUALIDADE
13 AÇÃO CONTRA A MUDANÇA GLOBAL DO CLIMA
11 CIDADES E COMUNIDADES SUSTENTÁVEIS
9 INDÚSTRIA, INOVAÇÃO E INFRAESTRUTURA
8 TRABALHO DECENTE E CRESCIMENTO ECONÔMICO
7 ENERGIA LIMPA E ACESSÍVEL



40% INCREASE IN THE NUMBER OF WOMEN IN HIGH LEADERSHIP BY 2025

COPEL DAY

General staff



Women
21.5%
Men
78.5%

Management staff



Women
22%
Men
78%

Leadership staff



Women
16%
Men
84%

Women's Leadership Development Programs

WOMEN'S LEADERSHIP DEVELOPMENT

COPEL DAY

1. Leadership profile
Balance between affectivity and effectiveness

2. Self-Awareness
Awakening Leadership Potential

3. Experience
Opportunities for the exercise of leadership

4. Incentive
Acceleration of diversity in leadership

5. Support
Support network and tools

- **Development**
- **Training**
- **Mentoring**
- **Counseling**

SKILLS DEVELOPMENT

COPEL DAY

Principles

- Strategic alignment
- Readiness
- Protagonism
- Enhancement of culture

Skills

- **Hard skills**: solutions, customers and performance management
- **Soft skills:** collaborative work, effectiveness and affectivity

Global Leadership

- Improvements
- New skills
- Inspiring Leadership

Female Leadership

- Empowerment
- Development
- Mentorship
- Counseling

Collaborators

- Technical development
- Performance management
- Engagement

Moving into new frontiers and supporting strategic growth...


Digital transformation
Empowerment of Culture
Skills development

EMPOWERMENT OF CULTURE
ASPECTS OF CULTURE TO BE ENCOURAGED


Employees with an integral vision of the journey
Inspirational Leadership
Digital thinking and Data Driven
Business growth
Sense of belonging to the team
Engagement by choice
Value creation for all stakeholders

Ambiente colaborativo ⟲ **Ambiente inovativo**

DIGITAL TRANSFORMATION



Operacional Efficiency → **Growth** → **Customer Experience**

Application of cutting-edge technologies

- Digital Channels
- Robotization
- Automation
- Artificial intelligence
- Lean Vision
- Agility
- Data Driven
- Big Data

Cyber Security

COPEL DAY

11.22.2022



2030 VISION

COPEL
Pura Energia

ADRIANO RUDEK DE MOURA
CFO & IRO
NOVEMBER 2022

Financial Sustainability

COPEL DAY

1

Cash focus

- Non-core divestments
- Operational efficiency
- Cost Reduction
- Scale Gain

2

Efficient Capital Allocation

- Investment Policy
- > Governance
- Risk Diversification
- RRB (CAPEX DIS)
- M&A (IRR >2 dígitos)

3

Balanced Capital Structure

- Investments & Dividends
- Leverage Target
- Debt Funding & Management Plan
- Fitch AAA (target)

4

Remuneration of Invested Capital and Value Creation

- Dividend Policy
- *Compatible Dividend Yield*
- **> EV (*1° quartile*)**

Consistent results even in challenging periods...

COPEL DAY

ADJUSTED EBITDA



BRL billion
92%
2.7
3.1
4.2
4.6
5.0
5.1
2017
2018
2019
2020
2021
2022 LTM

Note: Does not consider Discontinued Operations values.

OPERATING CASH GENERATION



BRL billion
2.5
3.0
4.6
5.0
4.6
5.2
2017
2018
2019
2020
2021
2022 LTM

LEVERAGE (ADJUSTED NET DEBT/ADJUSTED EBITDA*)



BRL billion
3.1
3.1
2.0
1.3
1.0
1.9
8.6
9.3
8.4
6.4
8.0
8.7
2017
2018
2019
2020
2021
2022 LTM
Divida Liq Aj
Div Liq/Ebitda Aj

- Diversified portfolio
- Efficient execution of the strategy

- Manageable cost reduction
- Prudent investments

- Discipline in financial management

Contribution to adjusted EBITDA by segment:
GET 65% | DIS 30% | other 5% (period 9M22)

COPEL DAY

Operational Efficiency and Cost Reduction

Decrease of 2,343 employees - reduction of ~BRL 500 mm in PMSO costs

EVOLUTION OF THE STAFF



In numbers of People
-28%
8245
7611
7095
6667
6383
5902
2017
2018
2019
2020
2021
set/22

MANAGEABLE COSTS PMSO *



BRL million (adjusted by the INPC)
2,493
-21%
1,974
9Q17
9Q18
9Q19
9Q20
9Q21
9Q22

* Does not include provisions and reversals

Investment Program

CAPEX focused on efficiency and value creation


BRL millions
1,929
1,842
2,179
2,105
850
920
457
1,280
495
1,623
445
1,635
2019
2020
2021
2022E
DIS
GET
OUTROS
Total

Discipline in capital allocation

- ✓ BRR (CAPEX DIS) +76% +3.5 bi
- ✓ SHP Bela Vista
- ✓ Vilas Wind Farm Complex
- ✓ Jandaira Wind Farm Complex
- ✓ Aventura and SRMN Wind Farm Complexes (next years)

IRR > 2 digits

Note: Investment program does not include acquisitions of Vilas, Aventura and SRMN wind farm complexes.

Capital Structure Optimization

Adequate leverage reduces the cost of capital of the business

- Maintenance of 'AAA' Bra Rating by Fitch
- Average cost of debt: 9.89%
- Duration: 2.8 years
  Average term: 3.9 years

Increased Competitiveness in New Projects and Greater Return to Shareholders

debt indexes

WITHOUT Exposure exchange



Debêntures e NP
65%
IPCA
30%
CDI
56%
TJLP
14%
Banco do
Nordeste
5%
BNDES
16%
BB S/A e outros
14%

Amortization



2.467
73
1.255
3.379
2.006
938
3.218
Caixa
> set 2023
2024
2025
2026
2027
>2028

Opportunities for Value Generation

3.2x higher than IBOV
2.3x higher than IEE

CPEL6 x IBOV x IEE - 5A
(Base 100: 07/11/2017)



11/07/2017
11/07/2018
11/07/2019
11/07/2020
11/07/2021
11/07/2022

CPEL6 x IBOV x IEE - 10A
(Base 100: 11/07/2007)

3.8x higher than IBOV
1.5x higher than IEE



11/07/2007
11/07/2008
11/07/2009
11/07/2010
11/07/2011
11/07/2012
11/07/2013
11/07/2014
11/07/2015
11/07/2016
11/07/2017
11/07/2018
11/07/2019
11/07/2020
11/07/2021
11/07/2022
CPLE6
IBOV
IEE

Stock performance in 2022* above major indices



IEE
8.0%
IBOV
10.0%
CPLE6
32.9%

* Basis: 11/07/2022

Opportunities for Value Generation

EBITDA growth


BRL millions
5,135
2022 LTM
Operational efficiency
New acquisitions
Cost reduction
Tariff Review
Innovation
Services
Next years

Avenues of growth


+ allocation of capital
Distribution
Renewable Generation
Transmission
Services and Innovation
- allocation of capital

Dividend Policy

- **Financial Leverage Ratio (Net Debt/EBITDA)**
- **Available Cash Flow**(Cash generated by Operating activities, less net cash used by investing activities)
- **Minimum two annual payment events**



289
379
643
2,526
3,088
970
4.25%
5.61%
4.85%
6.62%
18.37%
26%
26%
33%
67%
65%
2017
2018
2019
2020
2021
2022
Payout
Distribuição Total
Dividend Yield

"EX" Date: 11.22.2022

Interest on equity declaration

- R$ 600 million on 11.30.2022
- R$ 370 million until June/2023

Payout: considers the Net Income for the year
Dividend Yield: obtained by the closing price weighted by the volume of shares for the year
Partial amount referring to 2022: Earnings approved at the EGM held on 11.21.22